Exhibit 99.2 C B P - 2 0 1 -WW001 G l o b a l P h a s e 2 b T r i a l i n A t o p i c D e r m a t i t i s T o p l i n e R e s u l t s NEXT-GENERATION THERAPEUTICS FOR T CELL-DRIVEN INFLAMMATORY DISEASES th Conference Call - 5 January 2022

2 2 Forward-Looking Statements • This presentation regarding Connect Biopharma Holdings Limited ( Connect, we, us or our ) has been prepared solely for informational purposes. • Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’sown internal estimates, research and analyses. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research or analysis is reliable, such research or analysis has not been verified by any independent source. • This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding the potential of CBP- 201 to achieve a differentiated, competitive, or favorable benefit or profile, including on safety, efficacy and/or convenience, and the Company's plan to initiate a Phase 3 trial program to further evaluate CBP-201, are forward-looking statements. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. • The inclusion of forward-looking statements should not be regarded as a representation by Connect that any of its expectations, projections or plans will be achieved. Actual results may differ from those expectations, projections or plans due to the risks and uncertainties inherent in Connect’s business and other risks described in Connect’s filings with the SEC. • New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. • In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. • We have not conducted a head-to-head study of CBP-201 versus dupilumab. Comparisons of CBP-201 to dupilumab contained herein are based on analysis of data from separate studies. Such data may not be directly comparable due to differences in study protocols, conditions and patient populations. Accordingly, cross-trial comparisons may not be reliable predictors of the relative efficacy or safety of CBP-201 compared to dupilumab . The potential benefits of CBP-201 does not imply an expectation of regulatory approval which is solely within the authority of the FDA (or applicable foreign regulator).

# WW001 – Summary – Primary Analyses

## A Phase 2b trial evaluating CBP-201 in adult patients with moderate-to-severe Atopic Dermatitis (AD)

3

**CBP-201 met primary endpoint & multiple key secondary endpoints in WW001**

- CBP-201, a novel, human monoclonal antibody targeting IL-4Rα, a common subunit for IL-4 and IL-13 receptors, binds to a different IL-4Rα epitope to dupilumab
- As previously disclosed in November 2021, WW001 showed positive results:
  - Significant improvements in primary & key secondary endpoints, on skin clearance, disease severity and itch[1]
  - Favorable safety data; TEAE similar across CBP-201 doses and low rates of conjunctivitis / injection site reactions[1]
- Primary analyses show that efficacy and safety data for 300mg Q2W and Q4W appeared comparable to dupilumab[1,2]


CBP-201
IL-4
IL-13
IL-4 receptor heterodimer
IL-13 receptor heterodimer
IL-4Rα
γC
IL-4Rα
IL-13Rα1
JAK1
JAK3
STAT6
JAK 1/3
TYK2
P
STAT6
Th2 cytokines
ATOPIC DERMATITIS
ASTHMA
NASAL POLYPS

Q2W, every 2 weeks. Q4W, every 4 weeks. TEAE, treatment-emergent adverse event.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75.

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# WW001 – Summary – Additional Analyses

4

## CBP-201 300mg Q2W and Q4W 300mg appear at least comparable with potential for differentiation

Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

- WW001 and SOLO 1,2 trial enrolled different patient populations, making direct cross-trial comparisons difficult
  1. WW001 recruited a less severe population[1,2,3]
  2. WW001 had higher dropout rates and discontinuations[1,2,3]

- Additional *a priori* and post-hoc analyses of WW001 trial populations showed
  - As baseline disease severity increases, CBP-201 efficacy response further improves[1,2,3]
  - With baseline severity that more closely matches SOLO1,2, side by side comparisons of CBP-201 300mg Q2W & Q4W appeared at least comparable, with some endpoints numerically better than dupilumab 300mg Q2W[1,2,3]
  - CBP-201 300mg has the potential for a differentiated efficacy and safety profile with the convenience of Q4W dosing

- Planning for global phase 3 AD program underway with first patient enrolment estimated in 2H 2022

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022
3. Thaçi et al. J Dermatol Sci. 2019;94:266–75.

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# WW001 - Global Phase 2b AD Trial Design

5

## Trial designed for dose-ranging, maximal efficacy and possible longer dosing interval (NCT04444752)[1]

**A Randomized, Double-Blind, Placebo-Controlled Multi-Centered Trial of the Efficacy, Safety, Pharmacokinetics and Pharmacodynamics of CBP-201 in Adult Subjects With Moderate-to-Severe Atopic Dermatitis**


Randomization
1:1:1:1
n=226
CBP-201, 600 mg LD D1 + 300 mg Q2W, SC, n=57
Follow-up
CBP-201, 600 mg LD D1 + 150 mg Q2W, SC, n=57
Follow-up
CBP-201, 600 mg LD D1 + 300 mg Q4W, SC, n=56
Follow-up
Placebo, n=56
Follow-up
Screening/45 Days
16 Weeks/Treatment
8 Weeks

**Key Inclusion Criteria:**

- Adults with moderate-to-severe AD inadequately controlled with topical corticosteroids and calcineurin inhibitors
- Having atopic dermatitis for ≥ 1 year
- EASI ≥16
- IGA score ≥3 (5-point scale [0-4])
- ≥10% BSA involvement

**Concomitant therapies:**

- TCS, TCI and prescription moisturizers washed out ≥1 week prior to Baseline
- OTC emollient used bid for ≥1week prior to Baseline and duration of study
- Medications known to affect AD only used as rescue therapies

**Primary Endpoints**

- Percent change in EASI from Baseline to Week 16

**Key Secondary Efficacy Endpoints:**

- Proportion of patients achieving IGA 0,1 at Week 16
- Proportion of patients achieving EASI-75 at Week 16
- Proportion of patients achieving EASI-90 at Week 16
- Change in PP-NRS from Baseline to Week 16

**Study conducted in 59 centers in USA (N=38), China (N=9), Australia (N=8) and New Zealand (N=4)**

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022

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6

# WW001 – Patient Disposition

## Greater active group discontinuations seen vs. dupilumab in phase 3 trials (SOLO1,2)[1,2]

Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials



Randomized set
226 randomly assigned
Full analysis and safety sets
57 assigned to CBP-201 300 mg Q2W
57 assigned to CBP-201 150 mg Q2W
56 assigned to CBP-201 300 mg Q4W
56 assigned to placebo
57 received ≥1 dose
57 received ≥1 dose
56 received ≥1 dose
56 received ≥1 dose
11 (19%) discontinued Tx*
• 5 consent withdrawn
• 5 lost to follow-up
• 1 protocol violation
11 (19%) discontinued Tx*
• 6 consent withdrawn
• 2 lost to follow-up
• 1 protocol violation
• 1 adverse event
• 1 other
7 (13%) discontinued Tx*
• 3 consent withdrawn
• 2 lost to follow-up
• 1 adverse event
• 1 other
16 (29%) discontinued Tx*
• 5 lost to follow-up
• 4 consent withdrawn
• 3 physician decision
• 1 adverse event
• 1 pregnancy
• 2 other
Completed
46 completed to Week 16
46 completed to Week 16
49 completed to Week 16
40 completed to Week 16

Q2W, every 2 weeks. Q4W, every 4 weeks. SC, subcutaneous. *More than one reason could be provided.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75

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# WW001 - Baseline characteristics

## Generally well balanced across treatment arms

7

## Lower baseline median EASI vs. dupilumab in SOLO1,2[1,2]

| Characteristics* | 300 mg Q2W N=57 | 150 mg Q2W N=57 | 300 mg Q4W N=56 | All CBP-201 N=170 | Placebo N=56 | All patients N=226 |
|---|---|---|---|---|---|---|
| Age, years | 39.6 ± 14.8 | 39.5 ± 16.0 | 41.7 ± 15.2 | 40.3 ± 15.3 | 39.6 ± 14.8 | 40.1 ± 15.1 |
| Female, n (%) | 27 (47%) | 30 (53%) | 28 (50%) | 85 (50%) | 36 (64%) | 121 (54%) |
| Race, n (%)† | | | | | | |
| White | 38 (67%) | 30 (53%) | 32 (57%) | 100 (59%) | 32 (57%) | 132 (58%) |
| Asian | 9 (16%) | 17 (30%) | 12 (21%) | 38 (22%) | 14 (25%) | 52 (23%) |
| Black/African American | 7 (12%) | 8 (14%) | 10 (18%) | 25 (15%) | 6 (11%) | 31 (14%) |
| Not Hispanic/Latino, n (%) † | 33 (58%) | 40 (70%) | 29 (52%) | 102 (60%) | 32 (57%) | 134 (59%) |
| Country, n (%) | | | | | | |
| USA | 47 (82%) | 40 (70%) | 41 (73%) | 128 (75%) | 44 (79%) | 172 (76%) |
| China | 6 (11%) | 11 (19%) | 9 (16%) | 26 (15%) | 6 (11%) | 32 (14%) |
| New Zealand | 3 (5%) | 5 (9%) | 5 (9%) | 13 (8%) | 6 (11%) | 19 (8%) |
| Australia | 1 (2%) | 1 (2%) | 1 (2%) | 3 (2%) | 0 | 3 (1%) |
| BMI, kg/m² | 30.1 ± 6.4 | 29.2 ± 8.5 | 31.1 ± 8.4 | 30.1 ± 7.8 | 29.1 ± 6.8 | 29.9 ± 7.6 |
| AD duration, years | 14.8 ± 12.8 | 16.4 ± 14.0 | 16.5 ± 13.8 | 15.9 ± 13.5 | 16.4 ± 12.6 | 16.0 ± 13.2 |
| IGA, n (%) | | | | | | |
| 3 (moderate) | 34 (60%) | 43 (75%) | 40 (71%) | 117 (69%) | 39 (70%) | 156 (69%) |
| 4 (severe) | 23 (40%) | 14 (25%) | 16 (29%) | 53 (31%) | 17 (30%) | 70 (31%) |
| EASI score (Mean) | 27.6 ± 11.8 | 24.6 ± 10.5 | 23.1 ± 8.2 | 25.1 ± 10.4 | 25.2 ± 9.0 | 25.1 ± 10.0 |
| EASI score, median (IQR) | 20.75 (18.6, 35.2) | 21.20 (17.6, 28.2) | 20.10 (17.6, 26.15) | 20.88 (17.7, 28.8) | 22.10 (18.25, 30.93) | 21.15 (17.8, 29.0) |
| PP-NRS score, median (IQR) | 7.1 (5.6, 8) | 6.9 (5.9, 7.9) | 6.7 (5.3, 7.7) | 6.9 (5.6, 7.9) | 7.0 (6.4, 8) | 6.9 (5.9, 8) |
| Percentage BSA involvement (Mean) | 43.1 ± 20.7 | 39.9 ± 19.1 | 37.3 ± 19.5 | 40.1 ± 19.8 | 37.7 ± 18.3 | 39.5 ± 19.5 |

BMI, body mass index. EASI, Eczema Area and Severity Index. IGA, Investigator Global Assessment. PP-NRS, Peak Pruritus Numerical Rating Scale, BSA, Body Surface Area, Q4W, every 4 weeks. *Mean ± standard deviation, unless stated otherwise. †11 patients, not shown under 'race' in the table, were Native Hawaiian/Pacific Islander (n=3), Native American/Alaskan (n=1), multiple (n=3), or other (n=4); 4 in the placebo arm, ≤3 per CBP-201 dose arm. ^ IQR (Interquartile Range)

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75

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WW001 – Efficacy Results - Primary Endpoint 8 8 EASI % Change from baseline (CFB) at Week 16 1 All doses of CBP-201 were statistically significant vs. Placebo, despite high placebo response CBP-201 WW001, LOCF, FAS % change in EASI at Week 16 0% -20% -40% -40.7% -60% -57.5%* -63.0%** -65.4%*** -80% -100% 300 mg Q2W (N=49) 150 mg Q2W (N=56) 300 mg Q4W (N=56) Placebo (N=55) Median Baseline EASI 20.8 21.2 20.1 22.1 EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo. ***P<0.001 vs placebo. 1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022 LS mean % change

WW001 – Efficacy Results – Key Secondary Endpoints 9 9 % patients with IGA 0/1, and ≥2-point reduction / EASI-50, -75 or -90 % response vs. baseline at Week 16 1 CBP-201 300mg Q2W and Q4W delivered highest efficacy responses in the trial CBP-201 WW001, NRI, FAS CBP-201 WW001, NRI, FAS % IGA 0/1 responders at Week 16 % patients with EASI-50, EASI-75, and EASI-90 at Week 16 100% 100% 80% 80% 63%** 60% 60% 54%* 53%* 47%*** 41%** 40%** 40% 40% 34% 28.1%* 25%* 25% 21.4% 15.8% 20% 20% 14% 14% 10.7% 11% 0% 0% EASI-50 EASI-75 EASI-90 300 mg Q2W (N=57) 150 mg Q2W (N=57) 300 mg Q4W (N=56) Placebo (N=56) 300 mg Q2W (N=57) 150 mg Q2W (N=57) 300 mg Q4W (N=56) Placebo (N=56) IGA 4 (%) 40 25 29 30 Median Baseline EASI 20.8 21.2 20.1 22.1 EASI-50/75/90, Eczema Area and Severity Index score percentage improvement. FAS, full analysis set. IGA, Investigator’s Global Assessment. NRI, non-responder imputation. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo. ***P<0.001 vs placebo 1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022 % patients with response % patients with response

WW001 – Efficacy Results – Key Secondary Endpoints 10 10 Change in weekly average PP-NRS at Week 16 1 CBP-201 300mg Q2W and Q4W delivered statistically significant improvements on itch; High placebo response CBP-201 WW001, LOCF, FAS Change in PP-NRS at Week 16 0 -1 -2 -2.26 -2.64 -3 -3.29* -3.56** -4 300 mg Q2W (N=49) 150 mg Q2W (N=52) 300 mg Q4W (N=56) Placebo (N=51) Median Baseline PP-NRS 7.1 6.9 6.7 7.0 PP-NRS, Peak Pruritus Numerical Rating Scale. FAS, full analysis set. LS, least squares. LOCF, last observation carried forward. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo. 1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022 LS mean change

11 11 WW001 - Safety Results 1 Rates of conjunctivitis, injection site reaction, and herpes virus infections were low with CBP-201 CBP-201 300 mg CBP-201 150 mg CBP-201 300 mg All CBP-201 Placebo n (%) patients with… Q2W N=57 Q2W N=57 Q4W N=56 N=170 N=56 Any TEAE 26 (46%) 24 (42%) 32 (57%) 82 (48%) 30 (54%) Serious TEAE 0 1 (1.8%) 2 (3.6%) 3 (1.8%) 2 (3.6%) Grade ≥3 TEAE 1 (1.8%) 1 (1.8%) 4 (7.1%) 6 (3.5%) 1 (1.8%) Discontinuation due to TEAE 0 1 (1.8%) 1 (1.8%) 2 (1.2%) 1 (1.8%) Treatment-related TEAE 6 (10.5%) 6 (10.5%) 8 (14.2%) 20 (11.7%) 5 (8.9%) COVID-19 infections 2 (3.5%) 4 (7.0%) 1 (1.8%) 7 (4.1%) 4 (7.1%) Conjunctivitis 2 (3.5%) 2 (3.5%) 1 (1.8%) 5 (2.9%) 0 Conjunctivitis allergic 0 0 1 (1.8%) 1 (0.6%) 0 Injection site reaction 1 (1.8%) 1 (1.8%) 1 (1.8%) 3 (1.8%) 1 (1.8%) Herpes virus infections Oral herpes 0 0 0 0 1 (1.8%) Ophthalmic herpes simplex 0 0 1 (2%) 1 (1%) 0 Q2W, every 2 weeks. Q4W, every 4 weeks. TEAE, treatment-emergent adverse event. 1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022

# WW001 – Understanding the Trial Population Recruited

12

## WW001 and SOLO 1,2 recruited different patients and were conducted in different circumstances[1,2]

- **WW001 trial population recruited was different to that seen in SOLO 1,2 trials[1-4]**

1. **Less severe disease[3]** as a result of
   - COVID-19 pandemic potentially contributing to lower opportunities for disease flaring during movement restrictions (e.g. less exposure to environmental allergens and stimuli to disease flaring)
   - Increased competition for a decreasing number of the most severe eligible patients in clinical trials over time
   - Fewer clinical trial sites selected from academic centers and different geographical mix for trial site selection

   → *May have contributed to ↑Placebo efficacy responses / ↓Efficacy responses for active treatment groups*

2. **Higher treatment discontinuations[3]** due to the COVID-19 pandemic movement restrictions potentially affecting trial conduct with ↑ patient dropout rates / ↓ patient clinic attendance for scheduled visits

   → *May have contributed to ↓Efficacy responses, especially for active treatment groups*

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022. 2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022. 3. Thaçi et al. J Dermatol Sci. 2019;94:266–75
4. Silverberg, J et al. Expert Perspectives on Key Parameters that Impact Interpretation of Randomized Clinical Trials in Moderate-to-Severe Atopic Dermatitis. American Journal of Clinical Dermatology. https://doi.org/10.1007/s40257-021-00639-y [Accessed November 3rd, 2021]

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# WW001 – Additional Analyses

13

## Analyses of WW001 populations with disease severity more closely matched to SOLO 1,2[1,2,3]

- Given differences in trial populations recruited, multiple analyses in WW001 were performed to determine the impact of baseline disease severity on the magnitude of treatment effect (cf. SOLO 1,2)

| ***A priori* and post-hoc analyses** | **Issue that the analysis tries to address** |
|---|---|
| ***China Subgroup (n=32)*** | Represents disease severity higher than global population and closer to SOLO 1,2 (Higher baseline EASI / baseline TARC). Reduced impact from discontinuations. |
| ***Median Results (n=226)*** | Accounts for non-normal distribution of baseline EASI reflecting low disease severity |
| **EASI baseline (n=216)** | Demonstrate efficacy responses stratified by baseline EASI score (disease severity) |
| **TARC baseline (n=212)** | Demonstrate efficacy responses stratified by baseline levels of an inflammatory biomarker of disease activity |

- **Key findings**
  1. With increasing baseline disease severity, CBP-201 efficacy results further increased across all doses. Placebo responses trended lower.
  2. Connect believes that CBP-201 300mg has the potential for a differentiated efficacy and safety profile with the convenience of Q4W dosing
  3. This reinforces the impact of clinical trial design and conduct on efficacy outcomes and informs our Phase 3 AD program plans

TARC, thymus- and activation-regulated chemokine, a chemokine distinctively expressed on Th2 lymphocytes

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022
3. Thaçi et al. J Dermatol Sci. 2019;94:266–75

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# WW001 and SOLO 1,2
## Key differences between enrolled patient populations

14

**WW001 and SOLO 1,2 recruited different patients and were conducted in different circumstances[1,2,3]**

Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

| Baseline Disease Characteristics - Key Differences in Patient Populations Recruited | | | |
|---|---|---|---|
| **Characteristics** | **CBP-201-WW001 (n=226)** | **CBP-201-WW001 (China subgroup) (n=32)** | **SOLO 1,2 (Dupilumab 300mg Q2W (n=457) / Placebo (n=460))** |
| **EASI score, Median (IQR)** | 20.1 to 22.1 (16.8, 35.2) | 25.9 to 32.9 (17.0, 37.1) | 29.7 to 31.1 (21.1, 42.6) |
| **IGA score=4, %** | 25 to 40 | 33 to 50 | 48.8 to 48.9 |
| **PP-NRS score, Median (IQR)** | 6.7 to 7.1 (5.3, 8.0) | 6.0 to 8.1 (4.3, 8.9) | 7.7 to 7.7 (6.3, 8.8) |
| **BSA %, Median** | 32.5 to 37.0 | 40.0 to 56.0 | 51.0 to 54.5 |
| **Other Key Differences in Patient Populations Recruited** | | | |
| **Characteristics** | **CBP-201-WW001 (n=226)** | **CBP-201-WW001 (China subgroup) (n=32)** | **SOLO 1,2 (Dupilumab 300mg Q2W (n=457) / Placebo (n=460))** |
| **Active arm treatment discontinuations (%)** | 12.5 to 19.3 | 0 | 6.3 |
| **Active arm rescue therapy (%)** | 3.5 to 10.7 | 9.1 to 50 | 17.1 |
| **Placebo arm rescue therapy (%)** | 12.5 | 33.3 | 51.7 |

IQR, inter-quartile range, minimum value of 25th percentile and maximum value of 75th percentile

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022. 2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022. 3. Thaçi et al. J Dermatol Sci. 2019;94:266–75.

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# WW001 – Analysis 1 - China Subgroup

## Primary and Secondary Endpoints

15

**CBP-201 300mg Q2W & Q4W placebo adjusted efficacy responses increased as disease severity increased[1]**

**CBP-201 WW001 [China subgroup],**
LOCF, FAS
% change in EASI at Week 16


0%
-20%
-40%
-60%
-80%
-100%
LS mean % change
-82.9%
-60.3%
-76.1%*
-34.9%
300 mg Q2W SC (N=4)
150 mg Q2W SC (N=11)
300 mg Q4W SC (N=9)
Placebo (N=6)

| Median Baseline EASI | 26.6 | 26.6 | 25.9 | 32.9 |
|---|---|---|---|---|

**CBP-201 WW001 [China subgroup],**
LOCF, FAS
LS mean change in PP-NRS at Week 16


0
-1
-2
-3
-4
LS mean change
-2.75
-2.12
-3.61
-0.78

| Median Baseline PP-NRS | 6.7 | 7.0 | 6.0 | 8.1 |
|---|---|---|---|---|

**CBP-201 WW001 [China subgroup],**
NRI, FAS
% IGA 0,1 responders at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
33.3%
18.2%
22.2%
0.0%

| IGA 4 (%) | 33 | 36 | 33 | 50 |
|---|---|---|---|---|

**CBP-201 WW001 [China subgroup], NRI, FAS**
% patients with EASI-50, EASI-75, and EASI-90 at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
50%
73%
67%
33%
50%*
55%*
56%*
0%
17%
18%
33%
0%
EASI-50
EASI-75
EASI-90

| Median Baseline EASI | 26.6 | 26.6 | 25.9 | 32.9 |
|---|---|---|---|---|

300 mg Q2W (N=6) 150 mg Q2W (N=11) 300 mg Q4W (N=9) Placebo (N=6)

EASI, Eczema Area and Severity Index score. EASI-50/75/90, Eczema Area and Severity Index score percentage improvement PP-NRS, Peak Pruritus Numerical Rating Scale. IGA, Investigator's Global Assessment. NRI, non-responder imputation FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. *$P$<0.05 vs placebo.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022

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WW001 – Analysis 2 - Median Results for Continuous Endpoints 16 16 EASI % CFB and PP-NRS CFB to Week 16 1 CBP-201 median placebo adjusted efficacy responses increased vs. LS means CBP-201 WW001, LOCF, FAS CBP-201 WW001, LOCF, FAS Median % change in EASI at Week 16 Median change in PP-NRS at Week 16 0% 0 -20% -1 -1.70 -40% -2 -41.0% -2.70 -60% -3 -3.05 -64.7% -72.4% -80% -4 -79.3% -4.10 -100% -5 300 mg Q2W (N=49) 150 mg Q2W (N=52) 300 mg Q4W (N=56) Placebo (N=51) 300 mg Q2W (N=49) 150 mg Q2W (N=56) 300 mg Q4W (N=56) Placebo (N=55) EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline 1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022 Median % change Median % change

WW001 – Analysis 3 – EASI % CFB by baseline EASI tertiles 17 17 Post-hoc analysis 1 CBP-201 placebo adjusted efficacy responses increased with higher baseline EASI CBP-201 WW001, LOCF, FAS % change in EASI at Week 16 High EASI (>26.4) Low EASI (≤18.4) Mid EASI (>18.4–26.4) 0% 0% 0% -20% -20% -20% -40% -40% -40% -35.5% -41.2% -43.4% -53.2% -60% -60% -54.1% -60% -54.9% -59.4% -58.9% -62.9%* -62.0% -63.9% -80% -80% -80% -81.4%*** -100% -100% -100% 300 mg Q2W (N=17) 150 mg Q2W (N=18) 300 mg Q2W (N=20) 150 mg Q2W (N=18) 300 mg Q2W (N=12) 150 mg Q2W (N=20) 300 mg Q4W (N=19) Placebo (N=20) 300 mg Q4W (N=13) Placebo (N=18) 300 mg Q4W (N=24) Placebo (N=17) Median Baseline EASI 16.9 16.8 17.4 17.2 Median Baseline EASI 19.4 21.8 22.0 21.8 Median Baseline EASI 37.5 29.6 31.0 34.4 EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline Tertiles defined as Low (≤ 18.4), Mid (>18.4 to 26.4) and High (≥ 26.4). *P<0.05 vs placebo. ***P<0.001 vs placebo. 1. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022 LS mean % change LS mean % change LS mean % change

# WW001 – Analysis 4 – EASI % CFB by baseline TARC tertiles

18

## Post-hoc analysis

**CBP-201 placebo adjusted efficacy responses increased with higher baseline TARC^[1]**

**CBP-201 WW001**, LOCF, FAS
% change in EASI at Week 16



**Low TARC** (≤116.74 pg/ml)
LS mean % change
0%
-20%
-40%
-60%
-80%
-100%
-52.9%
-46.4%
-54.0%
-35.0%
300 mg Q2W (N=16)
150 mg Q2W (N=19)
300 mg Q4W (N=21)
Placebo (N=14)
Median Baseline TARC 57 55 75 68
**Mid TARC** (>116.74–291 pg/ml)
-70.4%*
-56.9%
-56.8%
-50.8%
300 mg Q2W SC (N=17)
150 mg Q2W SC (N=16)
300 mg Q4W SC (N=19)
Placebo (N=21)
Median Baseline TARC 179 159 147 180
**High TARC** (>291 pg/ml)
-61.7%**
-63.2%**
-83.0%***
-28.6%
300 mg Q2W (N=16)
150 mg Q2W (N=20)
300 mg Q4W (N=14)
Placebo (N=19)
Median Baseline TARC 746 1,379 943 566

^Serum TARC quantified via Luminex (WW001) and ELISA (SOLO 1 & 2) technologies. EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline. Tertiles defined as Low (≤ 116.74 pg/mL), Mid (>116.74 to ≤ 291 pg/mL) and High (≥ 291 pg/mL).*$P$<0.05 vs placebo. **$P$<0.01 vs placebo. ***$P$<0.001 vs placebo

1. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022

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19

# WW001 – Efficacy Results – Primary & Additional Analyses

## Primary Endpoint - EASI % Change from baseline (CFB) to Week 16

### CBP-201 300mg Q2W & Q4W efficacy responses appeared at least comparable to dupilumab[1,2,3,4]

For Illustrative Purposes Only:- Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials


CBP-201 Phase 2, [Global], LOCF, FAS
% change in EASI at Week 16
-63.0%**
-57.5%*
-65.4%***
-40.7%
300 mg Q2W (N=49)
150 mg Q2W (N=56)
300 mg Q4W (N=56)
Placebo (N=55)
Median Baseline EASI 20.8 21.2 20.1 22.1
CBP-201 WW001 [China subgroup], LOCF, FAS
% change in EASI at Week 16
-82.9%
-60.3%
-76.1%*
-34.9%
300 mg Q2W (N=4)
150 mg Q2W (N=11)
300 mg Q4W (N=9)
Placebo (N=6)
Median Baseline EASI 26.6 26.6 25.9 32.9
CBP-201 WW001, [Global], LOCF, FAS
Median % change in EASI at Week 16
-79.3%
-64.7%
-72.4%
-41.0%
300 mg Q2W (N=57)
150 mg Q2W (N=57)
300 mg Q4W (N=56)
Placebo (N=56)
CBP-201 WW001, [Baseline EASI> 26.4] [Global], LOCF, FAS
% change in EASI at Week 16
-62.9%*
-54.9%
-81.4%***
-35.5%
300 mg Q2W (N=20)
150 mg Q2W (N=18)
300 mg Q4W (N=13)
Placebo (N=18)
Median Baseline EASI 37.5 29.6 31.0 34.4
CBP-201 WW001, [Baseline TARC> 291 pg/ml] [Global], LOCF, FAS
% change in EASI at Week 16
-61.7%**
-63.2%**
-83.0%***
-28.6%
300 mg Q2W (N=16)
150 mg Q2W (N=20)
300 mg Q4W (N=14)
Placebo (N=19)
Median Baseline EASI 746 1,379 943 566
Dupilumab Phase 3, MI[MCMC], FAS
% change in EASI at Week 16
-70%
-34%
300 mg Q2W (N=457)
Placebo (N=460)
Median Baseline EASI 29.4 31.1
Dupilumab China Phase 3, NRI, FAS
% change in EASI at Week 16
-75%
-39%
300 mg Q2W (N=82)
Placebo (N=83)
Median Baseline EASI 30.3 31.0
LS mean % change
Median % change
0%
-20%
-40%
-60%
-80%
-100%

Data for dupilumab are from two pooled studies. EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. MCMC, Markov Chain Monte Carlo. MI, multiple imputation. QW, every week. Q2W, every 2 weeks. Q4W, every 4 weeks. *$P$<0.05 vs placebo. **$P$<0.01 vs placebo. ***$P$<0.001 vs placebo. $P$ values for dupilumab are not shown.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022
3. Thaçi et al. J Dermatol Sci. 2019;94:266–75.
4. Zhao, Y et al. Br. J Derm. August 2021. DOI 10.1111/bjd.20690

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20

# WW001 – Efficacy Results - Primary & Additional Analyses

## Secondary Endpoints - IGA 0,1 % responders and EASI-50,-75,-90 % responders at Week 16

**CBP-201 300mg Q2W & Q4W efficacy responses appeared at least comparable to dupilumab[1,2,3]**

For Illustrative Purposes Only:- Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

**CBP-201 Phase 2**, NRI, FAS
% IGA 0,1 responders at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
IGA 4 (%)
40
25
29
30
28.1%*
15.8%
21.4%
10.7%
300 mg Q2W (N=57)
150 mg Q2W (N=57)
300 mg Q4W (N=56)
Placebo (N=56)

**CBP-201 WW001 [China subgroup]**, NRI, FAS
% IGA 0,1 responders at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
IGA 4 (%)
33
36
33
50
33.3%
18.2%
22.2%
0.0%
300 mg Q2W (N=6)
150 mg Q2W (N=11)
300 mg Q4W (N=9)
Placebo (N=6)

**Dupilumab Phase 3**, NRI, FAS
% IGA 0,1 responders at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
IGA 4 (%)
48.8
48.9
37%
9%
300 mg Q2W (N=457)
Placebo (N=460)

**Dupilumab China Phase 3**, NRI, FAS
% IGA 0,1 responders at Week 16


100%
80%
60%
40%
20%
0%
% patients with response
IGA 4 (%)
57
56
27%
5%
300 mg Q2W (N=82)
Placebo (N=83)

Data for dupilumab are from two pooled studies. IGA, Investigator's Global Assessment. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. QW, every week. Q2W, every 2 weeks. Q4W, every 4 weeks.
***P*<0.05 vs placebo. †*P*<0.001 vs placebo. *P* values for dupilumab are not shown.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75.
3. Zhao, Y et al. Br. J Derm. August 2021. DOI 10.1111/bjd.20690

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# WW001 – Efficacy Results - Primary & Additional Analyses

21

## Secondary Endpoints - EASI-50,-75,-90 % responders at Week 16

### CBP-201 300mg Q2W & Q4W efficacy responses appeared at least comparable to dupilumab[1,2,3]

For Illustrative Purposes Only:- Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

**CBP-201 Phase 2** [Global],NRI, FAS
% patients with EASI-50, EASI-75, and EASI-90 at Week 16



100%
80%
60%
40%
20%
0%
% patients with response
Median Baseline EASI
20.8
21.2
20.1
22.1
54%*
53%*
63%**
32%
47%***
40%**
41%**
13%
25%
14%
25%*
9%
EASI-50
EASI-75
EASI-90
300 mg Q2W (N=57)
150 mg Q2W (N=57)
300 mg Q4W (N=56)
Placebo (N=56)

**CBP-201 WW001 [China subgroup]**, NRI, FAS
% patients with EASI-50, EASI-75, and EASI-90 at Week 16



100%
80%
60%
40%
20%
0%
% patients with response
Median Baseline EASI
26.6
26.6
25.9
32.9
50%
73%
67%
33%
50%*
55%*
56%*
0%
17%
18%
33%
0%
EASI-50
EASI-75
EASI-90
300 mg Q2W (N=6)
150 mg Q2W (N=11)
300 mg Q4W (N=9)
Placebo (N=6)

**Dupilumab Phase 3**, NRI, FAS
% patients with EASI-50, EASI-75, and EASI-90 at Week 16



100%
80%
60%
40%
20%
0%
% patients with response
Median Baseline EASI
29.4
31.1
67%
23%
48%
13%
33%
7%
EASI-50
EASI-75
EASI-90
300 mg Q2W (N=457)
Placebo (N=460)

**Dupilumab China Phase 3**, NRI, FAS
% patients with EASI-50, EASI-75, and EASI-90 at Week 16



100%
80%
60%
40%
20%
0%
% patients with response
Median Baseline EASI
30.3
31.0
71%
29%
57%
15%
40%
6%
EASI-50
EASI-75
EASI-90
300 mg Q2W (N=82)
Placebo (N=83)

Data for dupilumab are from two pooled studies. EASI-50/75/90, Eczema Area and Severity Index score percentage improvement. NRI, non-responder imputation. FAS, full analysis set. QW, every week. Q2W, every 2 weeks. Q4W, every 4 weeks.
*$P$<0.05 vs placebo. **$P$<0.01 vs placebo. ***$P$<0.001 vs placebo. *P* values for dupilumab are not shown.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75.
3. Zhao, Y et al. Br. J Derm. August 2021. DOI 10.1111/bjd.20690

# WW001 – Efficacy Results - Primary & Additional Analyses

## Secondary Endpoints - Change in weekly average PP-NRS at Week 16

22

**CBP-201 300mg Q2W & Q4W efficacy responses appeared at least comparable to dupilumab[1,2,3]**

For Illustrative Purposes Only:- Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials


CBP-201 Phase 2 [Global], LOCF, FAS
LS mean change in PP-NRS at Week 16
LS mean change
0
-1
-2
-3
-4
-5
-3.56**
-2.64
-3.29*
-2.26
Median Baseline PP-NRS
7.1
6.9
6.7
7.0
300 mg Q2W (N=57)
150 mg Q2W (N=57)
300 mg Q4W (N=56)
Placebo (N=56)
CBP-201 Phase 2, LOCF, FAS
Median change in PP-NRS at Week 16
Median % change
-4.10
-2.70
-3.05
-1.70
300 mg Q2W (N=57)
150 mg Q2W (N=57)
300 mg Q4W (N=56)
Placebo (N=56)
CBP-201 WW001 [China subgroup], LOCF, FAS
LS mean change in PP-NRS at Week 16
LS mean change
-2.75
-2.12
-3.61
-0.78
Median Baseline PP-NRS
6.7
7.0
6.0
8.1
300 mg Q2W (N=6)
150 mg Q2W (N=11)
300 mg Q4W (N=9)
Placebo (N=6)
Dupilumab Phase 3, MI[MCMC], FAS
Change in PP-NRS at Week 16
LS mean change
-3.5
-1.6
Median Baseline PP-NRS
7.7
7.7
300 mg Q2W (N=457)
Placebo (N=460)
Dupilumab China Phase 3, NRI, FAS
Change in PP-NRS at Week 16
LS mean change
-3.8
-1.6
Median Baseline PP-NRS
8.0
8.0
300 mg Q2W (N=82)
Placebo (N=83)

Data for dupilumab are from two pooled studies. LOCF, last observation carried forward. LS, least squares. PP-NRS, peak pruritis numerical rating scale. MCMC, Markov Chain Monte Carlo. MI, multiple imputation. FAS, full analysis set. NRI, non-responder imputation. QW, every week. Q2W, every 2 weeks. Q4W, every 4 weeks. *$P<0.05$ vs placebo. **$P<0.01$ vs placebo. *P* values for dupilumab are not shown.

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Thaçi et al. J Dermatol Sci. 2019;94:266–75.
3. Zhao, Y et al. Br. J Derm. August 2021. DOI 10.1111/bjd.20690

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# WW001 - Conclusions

23

**WW001 Met Primary Endpoint & Key Secondary Endpoints; Phase 3 first patient enrolment estimated in 2H 2022**

Not a head-to-head trial. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

- CBP-201 showed significant improvements in skin clearance, disease severity, and itch compared to placebo in adult patients with moderate-to-severe AD[1,2]
- Cross-trial comparisons to SOLO 1,2 are difficult due to a less severe AD population recruited and higher patient discontinuations due to the impact of the COVID-19 pandemic on trial conduct in WW001
- Additional *a priori* and post-hoc analyses of WW001 trial populations showed
  - As baseline disease severity increased, CBP-201 efficacy response further improved[1,2,3]
  - With baseline severity that more closely matches SOLO1,2, side by side comparisons of CBP-201 300mg Q2W & Q4W appeared at least comparable, with some endpoints numerically better than dupilumab 300mg Q2W[1,2,3]
  - CBP-201 300mg has the potential for a differentiated efficacy and safety profile with the convenience of Q4W dosing
- Planning for global phase 3 AD program underway with first patient enrolment estimated in 2H 2022

1. Strober, B et al. Abstract and Poster Accepted. Maui Derm 2022
2. Silverberg, J et al. Abstract and Poster Accepted. Maui Derm 2022
3. Thaçi et al. J Dermatol Sci. 2019;94:266–75.

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